As filed with the Securities and Exchange Commission on September 26, 2003
                                        SEC Registration No. _________

===========================================================================

                   U.S. SECURITIES AND EXCHANGE COMMISSION

                       FORM S-2 REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933

                       ODYSSEY MARINE EXPLORATION, INC.
             -----------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)

           Nevada                                      84-1018684
----------------------------             ------------------------------------
(State or Other Jurisdiction             (IRS Employer Identification Number)
      of Incorporation)

                  3604 Swann Avenue, Tampa, Florida  33609
                              (813) 876-1776
          -------------------------------------------------------------
          (Address, Including Zip Code, and Telephone Number, Including
             Area Code, of Registrant's Principal Executive Offices)

                            John C. Morris, President
                  3604 Swann Avenue, Tampa, Florida  33609
                              (813) 876-1776
           ---------------------------------------------------------
           (Name, Address and Telephone Number of Agent for Service)

                                    Copy to:

                               Jon D. Sawyer, Esq.
                                 Krys Boyle, P.C.
                     600 17th Street, Suite 2700 South Tower
                             Denver, Colorado  80202
                                 (303) 893-2300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: [X]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box: [ ].

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If this form is a post-effective amendment and filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Section Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE
____________________________________________________________________________
                                     Proposed     Proposed
                                     Maximum      Maximum
Title of Each Class                  Offering     Aggregate      Amount of
of Securities to be  Amount to be    Price Per    Offering     Registration
    Registered       Registered      Unit         Price            Fee
____________________________________________________________________________

Common Stock,        11,377,963(1)   $3.615(2)  $41,131,336.24   $3,331.64
$.0001 Par Value
____________________________________________________________________________

(1) To be offered by selling shareholders. Includes 6,460,463 shares currently held by selling shareholders and 4,917,500 shares issuable on the exercise of common stock purchase warrants held by selling shareholders. In accordance with Rule 416 under the Securities Act of 1933, this registration statement also covers an indeterminable number of shares of common stock, $.0001 par value, as may become issuable upon the exercise of the common stock purchase warrants to prevent dilution resulting from stock splits, stock dividends, and similar transactions in accordance with the terms of the common stock purchase warrants.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based on the average of the closing bid and ask prices of the common stock as reported on the OTC Bulletin Board on September 25, 2003.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

PURSUANT TO RULE 429, THE PROSPECTUS INCLUDED AS PART OF THIS REGISTRATION STATEMENT ALSO RELATES TO REGISTRATION STATEMENT NO. 333-99953 EFFECTIVE NOVEMBER 21, 2002.














PROSPECTUS                    SUBJECT TO COMPLETION DATED SEPTEMBER 26, 2003
-----------------------------------------------------------------------------


The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.




                        ODYSSEY MARINE EXPLORATION, INC.


                        16,919,563 Shares of Common Stock


     Certain selling shareholders are offering the shares of common stock.



     The common stock is traded in the over-the-counter market and is quoted on the OTC Bulletin Board (Symbol: OMEX). On September 25, 2003, the closing price of the common stock was $3.615.



     This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See "Risk Factors" beginning on page 4.



     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.







                                _______, 2003











                              TABLE OF CONTENTS

                                                                  PAGE

COMPANY SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . .   3

RISK FACTORS. . . . . . . . . . . . . . . . . . . . . . . . . . .   4

COMPANY INFORMATION . . . . . . . . . . . . . . . . . . . . . . .   6

USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . .   6

RECENT MATERIAL CHANGES IN OUR BUSINESS . . . . . . . . . . . . .   6

SELLING SHAREHOLDERS. . . . . . . . . . . . . . . . . . . . . . .   8

PLAN OF DISTRIBUTION. . . . . . . . . . . . . . . . . . . . . . .  13

DESCRIPTION OF SECURITIES . . . . . . . . . . . . . . . . . . . .  15

LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . .  16

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16

WHERE YOU CAN FIND MORE INFORMATION . . . . . . . . . . . . . . .  16

                               COMPANY SUMMARY

     Odyssey is engaged in the business of conducting archaeologically sensitive recoveries of cargo and artifacts from various shipwrecks. We plan to produce revenue by exhibiting the artifacts and selling merchandise consisting of certain cargoes, replicas of the artifacts and general merchandise relating to the specific shipwrecks or the shipwreck business in general. In addition, we plan to produce revenue in the form of project sponsorships, the sale of intellectual property rights and the operation of one or more themed attractions and traveling exhibits.

     Our corporate offices are located at 3604 West Swann Avenue, Tampa, Florida 33609. Our telephone number is (813) 876-1776.

                                  RISK FACTORS

     Investing in the shares is very risky. You should be able to bear a complete loss of your investment. In deciding whether to purchase the shares, you should carefully consider the following factors, among others, as well as information contained in this prospectus, our most recent annual report on Form 10-KSB and quarterly report on Form 10-QSB, which are attached to this Prospectus, and the other documents incorporated by reference into this
Prospectus:

     OUR BUSINESS INVOLVES A HIGH LEVEL OF RISK.

     An investment in Odyssey is extremely speculative and of exceptionally high risk. Although we have access to a substantial amount of research and data which has been compiled regarding various projects, the quality and reliability of such research and data is unknown. Even if we are able to plan and obtain permits for our various projects, there is a possibility that the shipwrecks may have already been salvaged, or may not have had anything valuable on board at the time of the sinking. Even if objects of value are located and recovered, there is the possibility that others, including both private parties and governmental entities, asserting conflicting claims, will challenge our rights to the recovered objects. Finally, even if we are successful in locating and retrieving objects from a shipwreck and establishing good title to them, there can be no assurance as to the value that such objects will bring at their sale, as the market for such objects is very uncertain.

     WE HAVE EXPERIENCED SUBSTANTIAL LOSSES.

     We have recorded substantial losses from our operations, and as of May 31, 2003, we had an accumulated deficit of approximately $10.6 million. We may not be able to become profitable in the future.

     THE RESEARCH AND DATA WE USE MAY NOT BE RELIABLE.

     The success of a shipwreck project is dependent to a substantial degree upon the research and data we have obtained. By its very nature, research and data regarding shipwrecks is imprecise, incomplete and unreliable. It is often composed of or affected by numerous assumptions, rumors, legends, historical and scientific inaccuracies and inaccurate interpretations which have become a part of such research and data over time.

     WE WILL DEPEND ON OTHER COMPANIES TO LOCATE AND RECOVER SHIPWRECKS.

     Odyssey currently owns two vessels as well as certain search equipment, including side scan sonar, navigation equipment and an ROV. It may be necessary to contract with third parties for any additional equipment and/or labor necessary for the location and recovery of wrecksites. There can be no assurance that financing or third party contracts will be available to us.
The availability of specialized recovery equipment may present a problem, and the cost of obtaining the use of such equipment to conduct recovery operations is uncertain and will depend on, in part, the location and condition of the wreckage to be recovered.

     RECOVERY EFFORTS MAY BE AFFECTED BY NATURAL HAZARDS.

     Underwater recovery operations are inherently difficult and dangerous and may be delayed or suspended by weather, sea conditions or other natural hazards. Further, such operations may be undertaken more safely during certain months of the year than others. There can be no assurances that we, or the entities we are affiliated with, will be able to conduct search and recovery operations only during favorable periods. In addition, even though sea conditions in a particular search location may be somewhat predictable, the possibility exists that unexpected conditions may occur and adversely affect the Company's operations. It is also possible that natural hazards may prevent or significantly delay search and recovery operations.

     WE MAY BE UNABLE TO ESTABLISH OUR RIGHTS TO ANY OBJECTS WE RECOVER.

     Persons and entities other than Odyssey and entities we are affiliated with (both private and governmental) may claim title to the shipwrecks. Even if we are successful in locating and recovering shipwrecks, there is no assurance that we will be able to establish our right to property recovered against governmental entities, prior owners, or other attempted salvors claiming an interest therein. In such an event, we could spend a great deal of money and receive no revenues for our work.

     THE MARKET FOR ANY OBJECTS WE RECOVER IS UNCERTAIN.

     Even if valuable items can be located and recovered, it is difficult to predict the price that might be realized for such items. The value of recovered items will fluctuate with the precious metals market, which has been highly volatile in recent years. In addition, the entrance on the market of a large supply of similar items from shipwrecks located and recovered by others could depress the market for these items.

     WE COULD EXPERIENCE DELAYS IN THE DISPOSITION OR SALE OF RECOVERED
OBJECTS.

     The methods and channels, which may be used in the disposition or sale of recovered items, are uncertain at present and may include several alternatives. Ready access to buyers for any artifacts or other valuable items recovered cannot be assured. Delays in the disposition of such items could adversely affect our cash flow.

     OBJECTS WE RECOVER COULD BE STOLEN FROM US.

     If we locate a shipwreck and assert a valid claim to items of value, there is a risk of theft of such items at sea, both before and after their recovery, by "pirates" or poachers and while in transit to a safe destination. Such thefts may not be adequately covered by insurance.

     WE FACE COMPETITION FROM OTHERS.

     There are a number of competing entities engaged in various aspects of the shipwreck business. One or more of these competing entities may locate and recover a shipwreck that we intend to locate and recover. In addition, these competing entities may be better capitalized and may have greater resources to devote to their pursuit of the shipwreck.

     WE MAY BE UNABLE TO GET PERMISSION TO CONDUCT SALVAGE OPERATIONS.

     It is possible that we will not be successful in obtaining title to, or permission to excavate certain wrecks. In addition, permits that are sought for the projects may never be issued, and if issued, may not be legal or honored by the entities that issued them.

     WE NEED ADDITIONAL CAPITAL FOR OUR OPERATIONS.

     Until Odyssey begins to generate revenue from the sale of recovered items, we may need additional capital in order to continue the search, recovery and marketing phases of our projects. We may not be able to raise additional capital on acceptable terms.

     THERE IS ONLY A LIMITED PUBLIC MARKET FOR OUR SHARES.

     Although there is a limited market for our common stock, there can be no assurance that such a market can be sustained. The investment community could show little or no interest in Odyssey in the future. As a result, purchasers of the shares may have difficulty in selling such shares should they desire to do so. Our common stock currently trades on the OTC Bulletin Board.

     TRADING IN OUR SHARES MAY BE LIMITED BY THE "PENNY-STOCK" RULES.

     Our shares may be subject to a rule that imposes additional sales practice requirements on brokers who sell such shares to persons other than established customers (as defined in the rule) and accredited investors (generally, institutions and, for individuals, an investor with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with such investor's spouse). For transactions covered by this rule, the broker must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to the purchase. Consequently, many brokers may be unwilling to engage in transactions in our shares because of the added disclosure requirements. This would make it more difficult for shareholders to resell common stock in the market.

     OUR ARTICLES OF INCORPORATION AUTHORIZE GENERIC PREFERRED STOCK.

     Our articles of incorporation authorize the issuance of up to 10,000,000 shares of preferred stock. The Board of Directors has the right to establish the terms, preference, rights and restrictions of the preferred stock. Such preferred stock could be issued with terms, rights, preferences and restrictions that could discourage other persons from attempting to acquire control and thereby insulate incumbent management. In certain circumstances, the existence of corporate devices that would inhibit or discourage takeover attempts could have a negative effect on the market value of our common stock.

                             COMPANY INFORMATION

     This Prospectus is accompanied by a copy of our Annual Report on Form 10-KSB for our fiscal year ended February 28, 2003, and our Quarterly Report on Form 10-QSB for the quarter ended May 31, 2003, which reports are incorporated by reference into this Prospectus in their entirety.

                               USE OF PROCEEDS

     Odyssey will not receive any proceeds from the sale of the common stock by the selling shareholders.

     To the extent that any of the warrants held by the selling shareholders are exercised, up to approximately $17,946,000 may be received by Odyssey. Any net proceeds received from the exercise of the warrants will be used for general corporate purposes.

                      RECENT MATERIAL CHANGES IN OUR BUSINESS

     There have been no material changes in our business since February 28, 2003, that have not been reported in our Reports on Form 10-QSB, except as follows:

     On June 18, 2003, we announced that we had reached an agreement for exclusive documentary television coverage of the upcoming HMS Sussex expedition with National Geographic Television and Film. National Geographic is planning a two-hour nationally televised event.

     On August 6, 2003, we announced that we had completed a private placement of securities with gross proceeds of approximately $5 million. The offering involved the sale of units, each unit consisting of 100,000 shares of common stock and warrants to purchase an additional 100,000 shares of common stock at $2.50 per share. The offering price was $125,000 per unit.

     On August 8, 2003, a wholly owned subsidiary of Odyssey purchased the Motor Vessel Northern Prince from J-Marr Ltd. of Hull, England for $1,200,000 in cash. The cash used in this transaction was from the proceeds of the Company's private offering of common stock and warrants which was completed in early August 2003.

     The 251-foot Class II dynamically positioned survey and support vessel will be renamed "Odyssey Explorer." The ship is built to Ice Class 3 standards for operations in extreme latitudes and is capable of carrying fuel and stores for missions of up to 60 days. She has comfortable accommodations for 42 persons, extensive onboard storage space and her multiple cranes and large A-frame provide exceptional equipment handling capability. The vessel has just completed a dry-dock inspection and is fully certified to Lloyds

+100A1 specifications. The vessel was previously used for diving support and the operation of remotely operated vehicles in the oil and gas industry.

     We are in the process of adding advanced technology and equipment to the ship, which will enable the Odyssey Explorer to complete deep ocean archaeological excavation and survey work. We expect to have the vessel ready for operations in September 2003.

     On August 6, 2003, we purchased a work class Remotely Operated Vehicle ("ROV") from Tyco Telecommunications (US) Inc. to be used for archaeological shipwreck excavation for $700,000 in cash. The cash used was also from the proceeds of the recent private offering of securities.

     The ROV is three years old and was built by Soil Machine Dynamics of Newcastle, England, one of the world's leading manufacturers of state-of-the-art deep robotic systems. The 7-ton, 205 horsepower vehicle will be nick-named ZEUS and mobilized on the Odyssey Explorer.

     ZEUS is rated to operate at depths up to 2,500-meters (8,200 feet). The ROV has two, Schilling seven function Conan Force-Feedback manipulators, which provide for exceptional dexterity and fine control required for delicate archaeological procedures. The nine-foot high vehicle is 10 feet wide by 10 feet long and driven by eight powerful hydraulic thrusters.

     The system's cameras feed high-resolution video signals through advanced fiberoptic telemetry to the surface. ZEUS was originally designed for advanced deep ocean fiber optic cable maintenance operations and is perfectly suited for the rigors and precise handling required for delicate shipwreck excavation.

     On August 11, 2003, we announced that we had engaged Gifford and Partners, Ltd. of Southhampton, England as a consultant in connection with the archaeological excavation of the HMS Sussex. Gifford and Partners is a long established engineering and archaeological consulting firm with over 400 employees in the United Kingdom.

     On August 18, 2003, we announced that we believe we have located the SS Republic, the target shipwreck of the project we code-named "Bavaria." The SS Republic was a sidewheel steamer that was lost in deep water in 1865 after battling a hurricane for two days. All the crew and passengers made it safely off the vessel, although a number of passengers eventually died on one of the rafts before they could be rescued. The ship was reportedly carrying $400,000 in specie to New Orleans.

     We are currently preparing to begin excavation of the site. Operations are planned to begin in late September/early October 2003 utilizing the Odyssey Explorer, our 251 foot Class I dynamically positioned ship and ZEUS, our seven ton, 205 horsepower remotely operated vehicle (ROV).

     On August 21, 2003, we accepted conversion notices from all of the note holders of one year convertible notes aggregating $978,750. The notes were converted into 870,000 shares of common stock and warrants to purchase 870,000 shares of common stock at $2.50 per share.

                            SELLING SHAREHOLDERS

     The securities being offered hereby are 16,919,563 shares being offered for resale by certain shareholders. Of those shares, the selling shareholders currently hold 9,741,263. Up to 7,178,300 shares are issuable upon exercise of warrants held by the selling shareholders. The shares are being offered for the account of shareholders in the table below and their donees or pledgees.

     The following table sets forth information concerning the selling shareholders, including:

     *  the maximum number of shares currently held to be offered;

     *  the number of shares issuable upon exercise of warrants;

     *  the number of shares offered by each selling shareholder.

Odyssey has no knowledge of the intentions of any selling shareholder to actually sell any of the securities listed under the columns "Shares Offered." There are no material relationships between any of the selling shareholders and Odyssey other than as disclosed below.

                                           Ownership Before Offering
                                    ----------------------------------------
                                     Number of     Shares
                                     Shares       Issuable
                                    Currently     on Exer-
                                    Held to be    cise of       Shares
Selling Shareholder                  Offered      Warrants      Offered
-------------------                 ----------    ---------     --------
Glen C. Angstadt                        50,000       50,000      100,000
Daniel S. Bagley                        25,000       25,000       50,000
Bannon Private Equity Fund Ltd.        200,000      200,000      400,000
Michael V. Barton (1)                   10,000       10,000       20,000
BBACA, Ltd.                             10,000       10,000       20,000
Robert R. Bears, Jr.                   180,000      180,000      360,000
Robert R. Bears, Sr.                   180,000      180,000      360,000
George J. Becker, Jr. (2)               10,000       10,000       20,000
Bellestar Investments Corp.             16,000       16,000       32,000
Bison Investments                      120,000      120,000      240,000
Christina Blanchard POD
  Paul M. Blanchard                     12,000       12,000       24,000
Lyle C. Blanden                         40,000       40,000       80,000
Bleu Ridge Consultants, Inc.              -          10,000       10,000
Bleu Ridge Consultants, Inc.,
  Profit Sharing Plan & Trust          100,000      100,000      200,000
Jan Boltres                               -          20,000       20,000
Thomas Boltres and Arnoldine R.
  Boltres                               20,000       20,000       40,000
Brandar Group Ltd Partnership           12,500       12,500       25,000
Canyon Group LLC                       135,000      135,000      270,000
Charitable Remainder Trust of
  Mary Jane Brasel                      20,100       55,100       75,200

Charitable Remainder Trust of
  Susan Anne Brasel                     20,100       55,100       75,200
Charitable Remainder Trust of
  Timothy J. Brasel                     69,800       69,800      139,600
Theodore W. and Gina M. Cannarozzi     120,000      120,000      240,000
Charles W. Ciolino, Jr.                 40,000         -          40,000
Charles W. and Jenny M. Ciolino        100,000      100,000      200,000
Christopher & Company Ltd.              50,000       50,000      100,000
COMEX, SA (3)                           40,000       40,000       80,000
E. Eugene Cooke                         20,000       20,000       40,000
James E. Cooke                          60,000         -          60,000
Mark P. Cooke                          100,000      100,000      200,000
Christopher R. Cope                     50,000       50,000      100,000
Christopher R. Cope & Kathryn D.
  Cope, JTWROS                          50,000       50,000      100,000
Mid-Ohio Securities Corp.,
  Custodian FBO Walter C. Copeland
  IRA 002075                            20,000       20,000       40,000
Walter C. Copeland                      12,500       12,500       25,000
Robert A. Craig                         15,000         -          15,000
Crestview Capital Fund II LP           200,000      200,000      400,000
Community National Bank, Cust FBO
  Michael L. Crifasi, IRA #332593       20,000       20,000       40,000
Michael L. Crifasi                      50,000       50,000      100,000
Curtis J. Dashiell and Connie R.
  Tanner-Dashiell, JTWROS               25,000       25,000       50,000
Blythe W. Ebbert, TTEE Blythe W.
  Ebbert Revocable Trust                 8,333        8,333       16,666
Eric R. Ebbert, TTEE Eric R. Ebbert
  Revocable Trust                        8,333        8,333       16,666
Eckerd College                         100,000         -         100,000
Hugh N. Farrior                         80,000       80,000      160,000
James L. Ferman, Jr.                   340,000      340,000      680,000
Neal J. Fink, Co-Trustee
  of Adele S. Fink Trust No. 2          20,000       20,000       40,000
Neal J. Fink and Kenneth N. Fink,
  Co-Trustee  of Adele S. Fink
  Trust No. 2                           25,000       25,000       50,000
Neal J. Fink, IRA                       40,000       40,000       80,000
UBF Financial Services, Inc. f/b/o
  Neal J. Fink IRA                      75,000       75,000      150,000
Delaware Charter FBO
  Joseph D. Freedman IRA               100,000      100,000      200,000
Jay M. Garner                           19,202       20,000       39,202
Jay M. Garner and M. Connie Garner         798            0          798
Justin Gasarch                          60,000       60,000      120,000
Richard M. Gawlick & Linda J. Gawlick   25,000       25,000       50,000
Christopher Hall                          -          20,000       20,000
Daryl S. Hersch, IRA                    40,000       40,000       80,000
A. Teresa Hirsch                        25,000       25,000       50,000
J. L. Holdings                         400,000      400,000      800,000
Leonard H. Johnson                       8,000        8,000       16,000
Eric J. Jolly                           20,000       20,000       40,000
JYT Enterprises, Inc.                   25,000       25,000       50,000
Kagin's Inc.                            20,000       20,000       40,000
Don Kagin                               50,000       50,000      100,000
George E. Lackman, Jr., IRA(4)         100,000      100,000      200,000
LLB Communications, Inc. (5)            30,000         -          30,000

Donald M. Lionetti                      10,000       10,000       20,000
Patricia C. Loughery                    80,000       80,000      160,000
William A. Loughery                     20,000       20,000       40,000
Lowe Family Limited Partnership        200,000      200,000      400,000
Eugene Lundgren                         20,000       20,000       40,000
MacDougald Family Limited
  Partnership (6)                    2,000,000         -       2,000,000
Mackerel Capital Ltd.                  200,000      200,000      400,000
Margaret M. McElroy                    100,000      100,000      200,000
Ronald J. Morrick and Enolia Ann
  Morrick, Tenants by the
  Entireties                            80,000       80,000      160,000
John C. Morris (7)                     120,000         -         120,000
Nelda D. Norbom Revocable Trust
  dated 4/25/00                         60,000       60,000      120,000
Robert E. Nussear, Sr.                  40,000       40,000       80,000
Jack S. Painter                         39,963       10,000       49,963
Richard A. Pawliger                     80,000       80,000      160,000
J.J. Peirce                             50,000       50,000      100,000
Delaware Charter TTEE Joseph J.
  Peirce Std IRA                        50,000       50,000      100,000
J.J. Peirce, IRA                        50,000       50,000      100,000
Howard M. Pritchard                    200,000      200,000      400,000
Howard M. Pritchard, IRA               200,000      200,000      400,000
Ken S. Protas                          165,000      175,000      340,000
Jerome Reinert                          30,000       30,000       60,000
Keith Reinert                           10,000       10,000       20,000
Gordon Reinert                          10,000       10,000       20,000
P.N. Risser III                              0       40,000       40,000
P.N. Risser III, Trustee P.N. Risser
  III Revocable Trust                   40,000            0       40,000
Royal Griffin, Ltd                      22,000       22,000       44,000
Kenneth J. Sandstrom                   120,000      120,000      240,000
David and Christine Saul (8)           140,000      140,000      280,000
Sawyer Family Partners Ltd.            100,000       20,000      120,000
Jon D. Sawyer                           50,000       50,000      100,000
Brynne Williams Shaner                   8,333        8,333       16,666
William W. Shaner, III                   8,333        8,333       16,666
Steven R. Simpson                      180,000      180,000      360,000
Steven and Andrea Simpson              240,000      240,000      480,000
Clayton Sissons                        100,000      100,000      200,000
David E.  Six and Jennifer L. Six       12,500       12,500       25,000
Gregory Stemm (9)                      120,000         -         120,000
Robert Stemm                           108,000         -         108,000
Neal A. Stubbs                          40,000       40,000       80,000
Ernesto Tapanes                        100,000      100,000      200,000
Tiara Development II, Inc.              80,000       80,000      160,000
David G. Tibma                          50,000       50,000      100,000
Roy Truman                              25,000       25,000       50,000
David J. Wendt                          12,800       12,800       25,600
WIT Ventures, Ltd.                      30,000       40,000       70,000
Preston A. Whaley                      160,000      160,000      320,000
Paul L. Whiting                        100,000      100,000      200,000
James K. Wiley                          20,000       20,000       40,000
Brooke Williams TTEE, Brooke
  Williams Revocable Trust              58,333       58,333      116,666
Jane J. Williams Revocable Trust
  U/A dated 5/8/90                      50,002       50,002      100,004

Robert W. Baird & Co. Inc., TTEE FBO
  Jerry L. Williams, IRA               100,000      100,000      200,000
Margit Bessenyey Williams Revocable
  Trust dated 7/7/95                     8,333        8,333       16,666
Carolyn A. Yokley &
  John H. Yokley, Jr.                   20,000       20,000       40,000
                                     ---------    ---------    ----------
     Total                           9,741,263    7,178,300    16,919,563
___________

(1)   Michael V. Barton is Chief Financial Officer of Odyssey.

(2)   George J. Becker, Jr. is Chief Operating Officer of Odyssey.

(3)   COMEX, SA is owned by Henri Delauze, a Director of Odyssey.

(4)   George Lackman is a Director of Odyssey

(5) LLB Communications is a company of which Michael V. Barton is an officer

(6) MacDougald Family Limited Partnership is a principal shareholder of Odyssey.

(7) John Morris is Chief Executive Officer and Chairman of the Board of Directors of Odyssey

(8)   David Saul is a Director of Odyssey.

(9)   Gregory Stemm is Vice-President and a Director of Odyssey

     The beneficial ownership of the selling shareholders after the offering would be zero, except for the following persons:

                                          Beneficial Ownership
                                              After Offering
                                       ----------------------------
                                          Number of        Percent
                                         Shares Held       of Class (1)
                                       -----------------   --------

Glen C. Angstadt                               34,500        0.10%
Daniel S. Bagley                               10,000        0.03%
Bannon Private Equity Fund                    200,000        0.58%
Michael V. Barton                             244,615 (2)    0.71%
Robert R. Bears, Sr.                           34,000        0.10%
George J. Becker, Jr.                         124,000 (3)    0.36%
Bellstar Investments Corp.                     10,000        0.03%
Christina Blanchard POD Paul M. Blanchard       7,500        0.02%
Lyle C. Blanden                                53,112        0.15%
Bleu Ridge Consultants, Inc.                   20,450        0.06%
Bleu Ridge Consultants, Inc. Profit
  Sharing Plan & Trust                        200,000        0.58%
Jan Boltres                                    10,000        0.03%
Brandar Group Ltd Partnership                  36,000        0.10%
Canyon Group LLC                              700,000        2.03%
Charitable Remainder Trust of Susan
  Anne Brasel                                  45,000        0.13%

Charitable Remainder Trust of Mary
  Jane Brasel                                  45,000        0.13%
Charitable Remainder Trust of
  Timothy J. Brasel                           250,000        0.73%
Charles W. Ciolino, Jr.                        21,500        0.06%
Charles W. and Jenny M. Ciolino                56,500        0.16%
E. Eugene Cooke                             1,198,887 (4)    3.48%
James E. Cooke                                301,870        0.88%
Mark P. Cooke                                 162,500        0.47%
Christopher R. Cope                            70,000        0.20%
Christopher R. Cope & Kathryn D. Cope,
  JTWROS                                       70,000        0.20%
Mid-Ohio Securities Corp.,
  Custodian FBO Walter C. Copeland
  IRA 002075                                  210,000        0.61%
Walter C. Copeland                            210,000        0.61%
Community National Bank, Cust FBO
  Michael L. Crifasi, IRA #332593             149,283        0.43%
Michael L. Crifasi                            283,283        0.82%
Eckerd College                                 50,000        0.15%
Hugh N. Farrior                               160,000        0.47%
Neal J. Fink, Co-Trustee
  of Adele S. Fink Trust No. 2                116,776        0.34%
Neal J. Fink and Kenneth N. Fink,
 Co-Trustee  of Adele S. Fink Trust No. 2     116,776        0.34%
Neal J. Fink, IRA                              93,175        0.27%
UBF Financial Services, Inc. f/b/o
  Neal J. Fink IRA                            200,000        0.58%
Delaware Charter FBO
  Joseph D. Freedman IRA                       70,000        0.20%
Justin Gasarch                                 20,000        0.06%
Richard M. Gawlick & Linda J. Gawlick          40,000        0.12%
Christopher Hall                                1,000        0.00%
Daryl S. Hersch, IRA                           38,000        0.11%
A. Teresa Hirsch                               13,075        0.04%
JYT Enterprises, Inc.                          25,000        0.07%
Kagin's Inc.                                   50,000        0.15%
George E. Lackman, Jr., IRA                    25,000 (5)    0.07%
Donald M. Lionetti                             13,000        0.04%
Eugene Lundgren                                23,500        0.07%
MacDougald Family Limited Partnership       7,294,008 (6)   21.06%
Margaret M. McElroy                           168,000        0.49%
John C. Morris                              1,533,729 (7)    4.43%
Nelda D. Norbom Revocable Trust
  dated 4/25/00                                40,000        0.12%
Robert E. Nussear, Sr.                          5,000        0.01%
Jack S. Painter                               125,000 (8)    0.36%
Richard A. Pawliger                           126,867        0.37%
Jerome Reinert                                 14,000        0.04%
David and Christine Saul                      220,000 (9)    0.64%
Sawyer Family Partners Ltd.                    87,784        0.26%
Jon D. Sawyer                                 145,784        0.42%
Steven R. Simpson                             167,000        0.49%
Clayton Sissons                               110,000        0.32%
David E.  Six and Jennifer L. Six              48,400        0.14%
Gregory Stemm                               1,916,741 (10)   5.54%
Robert Stemm                                  259,548        0.75%
Ernesto Tapanes                                37,500        0.11%

Tiara Development II, Inc.                  1,050,000        3.05%
David J. Wendt                                 23,717        0.07%
Preston A. Whaley                               3,000        0.01%
James K. Wiley                                  7,000        0.02%
Jane J. Williams Revocable Trust
  U/A dated 5/8/90                              3,000        0.01%
______________

(1) The percentage of ownership for each selling shareholder is based on 34,398,799 shares outstanding as of September 10, 2003.

(2) Includes 157,115 shares held by Mr. Barton and his wife, and 87,500 shares underlying currently exercisable stock options held by Mr. Barton and his wife.

(3) Includes 24,000 shares held directly and 100,000 shares underlying currently exercisable stock options held by Mr. Becker.

(4) Includes 1,193,887 shares held directly and 5,000 shares underlying currently exercisable stock options held by Mr. Cooke.

(5) Includes 250,000 shares underlying currently exercisable stock options held by Mr. Lackman.

(6) Includes 7,064,008 shares held directly and 230,000 shares underlying currently exercisable stock options, beneficially held by MacDougald Family Limited Partnership (MFLP), MacDougald Management, Inc. (MMI), and James E. MacDougald. The limited partners of MFLP are James E. MacDougald, his wife Suzanne M. MacDougald, and two trusts created for the children and grandchildren of Mr. and Mrs. MacDougald. MMI is the general partner of MFLP.

(7) Includes 1,321,229 shares held directly and 212,500 shares underlying currently exercisable stock options held by Mr. Morris.

(8) Includes 125,000 shares underlying currently exercisable stock options held by Mr. Painter.

(9) Includes 100,000 shares held directly and 120,000 shares underlying currently exercisable options held by Mr. Saul.

(10) Includes 486,182 shares held of record by Greg and Laurie Stemm, 1,218,059 shares held by Adanic Capital, Ltd. A limited partnership from which Greg Stemm serves as general partner, and 212,500 shares underlying currently exercisable stock options held by Mr. Stemm.
     The information concerning the selling shareholders may change from time to time and will be set forth in supplements to this prospectus.

                              PLAN OF DISTRIBUTION

     The selling shareholders and their successors, including their transferees, pledgees or donees of their successors, may sell the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

     The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

     - on any national securities exchange on which the common stock may be listed, or U.S. inter-dealer system of a registered national securities association on which the common stock may be listed or quoted at the time of sale;

     - in the over-the-counter market;

     - in transactions otherwise than on these exchanges or systems or in the over-the-counter market; or

     - through the writing of options, whether the options are listed on an options exchange or otherwise.

     In connection with the sale of the common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.

     The aggregate proceeds to the selling shareholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts and commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

     In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling shareholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling shareholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

     In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. A selling shareholder may not sell any common stock described in this prospectus and may not transfer, devise or gift these securities by other means not described in this prospectus.

     To the extent required, the specific common stock to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement to, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     The registration statement of which this prospectus is a part is being filed pursuant to registration rights that we have provided to the selling shareholders under applicable federal and state securities laws under specific circumstances and at specific times. We will pay all of the expenses incurred in connection with the registration of the common stock.

                            DESCRIPTION OF SECURITIES

     Odyssey has 109,810,000 authorized shares of stock, consisting of 100,000,000 shares of common stock, having a par value of $.0001 per share, and 9,810,000 shares of preferred stock, having a par value of $.0001 per share.

COMMON STOCK

     As of September 10, 2003, there were 34,398,799 shares of common stock outstanding. All such outstanding shares of common stock are fully paid and non-assessable. Each share of common stock has an equal and ratable right to receive dividends when declared by the Board of Directors of Odyssey out of assets legally available for that purpose and subject to the dividend obligations of Odyssey to holders of any preferred stock then outstanding.

     In the event of a liquidation, dissolution or winding up of Odyssey, the holders of common stock are entitled to share equally and ratably in the assets available for distribution after payment of all liabilities, and subject to any prior rights of any holders of preferred stock outstanding at that time.

     The holders of common stock have no preemptive, subscription, conversion or redemption rights, and are not subject to further calls or assessments of Odyssey. Each share of common stock is entitled to one vote in the election of directors and on all other matters submitted to a vote of stockholders. Cumulative voting in the election of directors is not permitted.

PREFERRED STOCK

     Preferred stock may be issued from time to time in one or more series, and the board of directors, without further approval of the stockholders, is authorized to fix the dividend rates and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The purpose of authorizing the board of directors to determine such rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and, under some circumstances, make it more difficult for a third party to gain control of Odyssey. There are currently no shares of preferred stock outstanding.

WARRANTS

     This Prospectus covers the resale of common stock issuable upon the exercise of certain warrants. As part of a private placement that was completed in May 2002, Odyssey issued warrants to purchase 800,000 shares of common stock. The warrants give the holders the right to purchase shares of common stock at $2.50 per share. These warrants are exercisable until November 21, 2003.

     As part of a private placement that was completed in October 2002, Odyssey issued warrants to purchase 1,120,800 shares of common stock. The warrants give the holders the right to purchase shares of common stock at $2.50 per share. These warrants expire on November 21, 2003.

     The holder of the Series C Convertible Preferred Stock of Odyssey converted such stock into shares of Odyssey common stock in August 2003 and received warrants to purchase 400,000 shares of common stock of $2.50 per share. These warrants will expire on November 21, 2003.

     As part of a private placement, the conversion of certain notes and the issuance of shares to a consultant that were completed in August 2003, Odyssey issued warrants to purchase 4,917,500 shares of common stock. The warrants give the holders the right to purchase shares of common stock at $2.50 per share. These warrants expire two years after the registration statement of which this Prospectus is a part becomes effective or August 1, 2006, whichever is earlier.

                                LEGAL MATTERS

     The legality of the shares offered hereby are being passed upon for Odyssey by Krys Boyle, P.C., 600 17th Street, Suite 2700 South, Denver, Colorado 80202. Jon D. Sawyer, a shareholder in Krys Boyle, P.C., beneficially owns 207,784 shares of Odyssey's common stock, a portion of which are being offered for resale by this prospectus.

                                    EXPERTS

     The financial statements appearing in our Annual Report on Form 10-KSB for the fiscal year ended February 28, 2003, incorporated by reference in this prospectus have been audited by Ferlita, Walsh & Gonzalez, P.A., independent certified public accountants, to the extent and for the periods set forth in their report, incorporated by reference herein, and are incorporated herein in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement on Form S-2 filed by Odyssey with the Securities and Exchange Commission under the Securities Act of 1933 (Registration No. 333-99953). We refer you to that registration statement and the exhibits thereto for further information with respect to Odyssey and the shares offered hereby.

     Odyssey files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (Commission File No. 0-26136). These filings contain important information which does not appear in this prospectus. For further information about Odyssey, you may obtain these filings over the internet at the SEC's web site at http://www.sec.gov. You may also read and copy these filings at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330, and may obtain copies of Odyssey's filings from the public reference room by calling (202) 942-8090.

     The following documents filed by Odyssey with the Commission are incorporated herein by reference:

     (a) Odyssey's annual report on Form 10-KSB for the fiscal year ended February 28, 2003 (SEC File No. 0-26136).

     (b) Odyssey's quarterly report on Form 10-QSB for the fiscal quarter ended May 31, 2003 (SEC File No. 0-26136).

     (d) Odyssey's current report on Form 8-K dated August 6, 2003 (SEC File No. 0-26136).

     Odyssey will provide without charge to each person to whom this prospectus is delivered, on the written or oral request of such person, a copy of any document incorporated herein by reference, excluding exhibits.
Requests should be made to Odyssey, 3604 Swann Avenue, Tampa, Florida 33609, telephone (813) 876-1776, and directed to the attention of John C. Morris, President.

               PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following expenses incurred in connection with the sale of the securities being registered will be borne by the Registrant. Other than the registration fee, the amounts stated are estimates.

          Registration Fees . . . . . . . . . . . . . .  $ 3,332
          Legal Fees and Expenses . . . . . . . . . . .    5,000
          Accounting Fees and Expenses. . . . . . . . .    2,000
          Miscellaneous . . . . . . . . . . . . . . . .      268
                                                         -------
              TOTAL . . . . . . . . . . . . . . . . . .  $11,000
                                                         =======

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     The only statute, charter provision, bylaw, contract, or other arrangement under which any controlling person, director or officer of Odyssey is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

     (a) Subsection (1) of Section 78.751 of the Nevada Corporation Law empowers a corporation to "indemnify any person who is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful."

     Subsection (2) of Section 78.751 empowers a corporation to "indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnify for such expenses as the court deems proper."

     Subsection 78.751(3) further provides that "to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter herein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense."

     (b) Article VII of Odyssey's Articles of Incorporation provides that Odyssey is authorized to indemnify directors, officers, employees and agents to the full extent allowed for under the Nevada Business Corporation Act.

     (c) Article XI of the Articles of Incorporation of Odyssey provides that no director, officer or stockholder of Odyssey shall be personally liable for damages for breach of fiduciary duty as a director or officer; provided, that this provision shall not eliminate liability of a director or officer for acts or omissions involving intentional misconduct, fraud or a knowing violation of law or payments or distributions in violation of Nevada law.

ITEM 16.  EXHIBITS.

Exhibit
Number    Description                         Location
-------   -----------                         ---------

  3.1     Articles of Incorporation           Incorporated by reference to
                                              Exhibit 4.1 to the Company's
                                              Form S-8 Registration Statement
                                              (File No. 333-50325)

  3.2     Bylaws                              Incorporated by reference to
                                              Exhibit 4.2 to the Company's
                                              Form S-8 Registration Statement
                                              (File No. 333-50325)

  5       Opinion of Krys Boyle, P.C.,        Filed herewith electronically
          with respect to the legality of
          the securities being registered

 23.1     Consent of Ferlita, Walsh &         Filed herewith electronically
          Gonzalez, P.A., Independent
          Certified Public Accountants

 23.2     Consent of Krys Boyle, P.C.         Included in Exhibit No. 5

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the 1933 Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) ([Section] 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (l)(i) and (l)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by Odyssey pursuant to Section 13 or
Section 15(d) of the 1934 Act that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of Odyssey pursuant to the foregoing provisions, or otherwise, Odyssey has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Odyssey of expenses incurred or paid by a director, officer or controlling person of Odyssey in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Odyssey will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, hereunto duly authorized, in Tampa, Florida, on September 26, 2003.

                                   ODYSSEY MARINE EXPLORATION, INC.


                                   By:/s/ John C. Morris
                                      John C. Morris, President

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

        SIGNATURES                        TITLE                 DATE


/s/ John C. Morris             President and Chairman      September 26, 2003
John C. Morris                 of the Board of Directors


/s/ GregorybP. Stemm           Vice President and          September 26, 2003
Gregory P. Stemm               Director


/s/ Michael V. Barton          Chief Financial Officer     September 26, 2003
Michael V. Barton              (Principal Financial
                               Officer)

/s/ David A. Morris            Secretary and Treasurer     September 26, 2003
David A. Morris                (Principal Accounting
                               Officer)

/s/ Henri G. DeLauze           Director                    September 26, 2003
Henri G. DeLauze


/s/ George Knutsson            Director                    September 26, 2003
George Knutsson


___________________________    Director
David J. Saul


/s/ George E. Lackman          Director                    September 26, 2003
George E. Lackman